UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  2 )

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☐           Soliciting Material Under Rule 14a-12

QUALITY SYSTEMS, INC.
(Name of Registrant as Specified in Its Charter)

AHMED D. HUSSEIN MURRAY F. BRENNAN, M.D. PATRICK B. CLINE THOMAS R. DIBENEDETTO IAN A. GORDON JOHN MCDUFFIE JOHN MUELLER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2012

AHMED D. HUSSEIN
630 Fifth Avenue, Suite 2258
New York, NY 10111

July__, 2012

Dear Fellow Shareholder:

I am the beneficial owner of an aggregate of 9,333,700 shares of common stock, par value $.01 per share, of Quality Systems, Inc., a California corporation (“QSII” or the “Company”), representing approximately 15.7% of the shares of common stock outstanding.  For the reasons set forth in the attached Proxy Statement, I believe the Board of Directors of the Company (the “Board”) is not acting in the best interests of its shareholders.  I am therefore seeking your support at the annual meeting of shareholders scheduled to be held at the Marriott Hotel located at 18000 Von Karman Avenue, Irvine, California 92612, on August 16, 2012 at 1:00 p.m., local time, including any adjournment or postponement thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect the seven (7) individuals I have nominated (the “Nominees”) to the Board in opposition to the Company’s director nominees;

2.	To hold an advisory vote on the Company’s executive compensation for its named executive officers;

3.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013; and

4.	To transact such other business that may properly come before the Annual Meeting.

The Board is currently composed of nine (9) directors whose terms expire at the Annual Meeting.  The Company has nominated eight (8) persons, including seven (7) current directors, for election at the Annual Meeting. Our purpose in seeking seven (7) seats on the Board is to ensure that the Company is run in the interests~~,~~ and for the benefit~~,~~ of all shareholders, the true owners of the Company.  If five (5) or more of our Nominees are elected, they will represent a majority of the members of the Board.

The enclosed Proxy Statement is soliciting proxies to elect only the Nominees listed therein.  Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Shareholders who return the GOLD proxy card will only be able to vote for the seven (7) Nominees listed on the card and will not have the opportunity to vote for the two (2) other seats up for election at the Annual Meeting.  See “Voting and Proxy Procedures” on page 17 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. I intend to vote all of my shares of QSII in favor of the Nominees, subject to cumulative voting procedures as described on page 17.

Please carefully consider the information contained in the attached Proxy Statement and then sign, date and return the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to shareholders of QSII on or about July __, 2012.

If you have already voted for the management slate on the White card, you have every right to change your vote by signing, dating and returning a later dated GOLD proxy.  Please vote each and every GOLD proxy card you receive.

If you have any questions or require any assistance with your vote, please contact AST Phoenix Advisors at their address and toll-free numbers listed below.

Thank you for your support,

Ahmed D. Hussein

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of our proxy materials,
please contact AST Phoenix Advisors at the phone numbers or email listed below.

AST Phoenix Advisors
110 Wall Street, 27th floor
New York, NY 10005
Shareholders call toll-free: (800) 581-4729
Banks and Brokers call collect:  (212) 493-3910

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2012

ANNUAL MEETING OF SHAREHOLDERS
OF
QUALITY SYSTEMS, INC.
_________________________

PROXY STATEMENT OF AHMED D. HUSSEIN AND THE OTHER PARTICIPANTS

IN OPPOSITION TO THE BOARD OF DIRECTORS OF

QUALITY SYSTEMS, INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD  PROXY CARD TODAY

Ahmed D. Hussein is a significant shareholder of Quality Systems, Inc., a California corporation (“QSII” or the “Company”).  Mr. Hussein believes that the Board of Directors of the Company (the “Board”) is not acting in the best interests of the Company’s shareholders.  He and the other participants named herein (collectively, “we” or “us” or “Participants”) are seeking your support for the election of his director nominees to the Board at the annual meeting of shareholders scheduled to be held at the Marriott Hotel located at 18000 Von Karman Avenue, Irvine, California 92612, on August 16, 2012 at 1:00 p.m., local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect Mr. Hussein’s director nominees, Ahmed D. Hussein, Murray F. Brennan, M.D., Patrick B. Cline, Thomas R. DiBenedetto, Ian A. Gordon, Lieutenant General (Ret) John M. McDuffie, and John J. Mueller (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company until the 2013 annual meeting of shareholders or until their successors are elected and qualified, in opposition to the Company’s director nominees;

2.	To hold an advisory vote on the Company’s executive compensation for its named executive officers (the “Say on Pay Proposal”);

3.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013; and

4.	To transact any other business that may properly come before the Annual Meeting.

Mr. Hussein and his other six Nominees are the Participants in the proxy solicitation pursuant to this Proxy Statement, which is soliciting proxies to elect only Mr. Hussein’s Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for Mr. Hussein’s Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Shareholders who return the GOLD proxy card will only be able to vote for Mr. Hussein’s seven (7) Nominees.  See “Voting and Proxy Procedures” on page 17 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

QSII has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as June 18, 2012 (the “Record Date”).  The mailing address of the principal executive offices of QSII is 18191 Von Karman Avenue, Suite 700, Irvine, California 92612.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to QSII, as of the Record Date, there were 59,342,817 shares of common stock, par value $.01 per share (the “Shares”) outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, Mr. Hussein is the beneficial owner of 9,333,700 Shares, which represents approximately 15.7% of the Shares outstanding.  Mr. Hussein intends to vote his Shares FOR the election of the Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP, as described herein, and in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the advisory vote on executive compensation, as described herein.

THIS SOLICITATION IS BEING MADE BY AHMED D. HUSSEIN AND HIS NOMINEES AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF QSII.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS A PROXY IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF MR. HUSSEIN’S NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
______________________

IMPORTANT

Your vote is important, no matter how few Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of Mr. Hussein’s  Nominees.

●	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Mr. Hussein c/o AST Phoenix Advisors in the enclosed postage-paid envelope today.

●
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

●
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to Mr. Hussein.  Remember, you can vote for Mr. Hussein’s Nominees only on the Participants’ GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

AST Phoenix Advisors
110 Wall Street, 27th floor
New York, NY 10005
Shareholders call toll-free: (800) 581-4729
Banks and Brokers call collect:  (212) 493-3910

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

●	Ahmed Hussein has been a shareholder of the Company since its initial public offering (“IPO”) in 1982.

●
According to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 1999 (the “1999 10-K”), shareholders’ equity was $29,644,000 and additional paid-in capital was $35,568,000, resulting in an accumulated deficit (negative retained earnings) of $5,966,000. Between 1996 and 1999, QSII’s share price dropped by almost 90%. Also, the Company had not paid any cash dividends through 1999.

●
Also as described in the 1999 10-K, in 1997 three separate lawsuits were filed by shareholders of the Company seeking class action status.  The lawsuits, which remained unresolved at the time of filing the 1999 10-K, were described as alleging that the Company and certain of its officers and directors, including Sheldon Razin, had issued knowingly false statements in order to assist the Company and other defendants in selling Common Stock at an inflated price in the Company’s 1996 public offering and at other times.  The 1999 10-K also described another lawsuit filed in March 1999 as a shareholder derivative action alleging that certain of the Company’s directors had breached their fiduciary duties by seeking to entrench themselves in their positions of control and failing to assure the maximization of shareholder value.

●
In March 1999, Lawndale Capital Management, LLC (“Lawndale”), then a 9.99% shareholder of the Company, filed an amendment to its Schedule 13D in which it stated, “Lawndale believes that the Board [of Quality Systems, Inc.] has failed to do its job largely as the result of dysfunctional and not sufficiently independent board composition and the lack of any or poor corporate governance practices.”  Lawndale stated its intentions to submit a shareholder proposal relating to corporate governance and to cumulate its votes at the 1999 annual shareholders meeting in order to cast them for director nominees who it felt were most likely to support substantial improvements to the composition and corporate governance practices of the Company’s Board, as well as changes in its senior management.

●
In May 1999, QSII’s Chairman and CEO, Sheldon Razin, traveled to Egypt to meet with Mr. Hussein and requested his assistance in resolving the Company’s disputes with its shareholders.  Prior to this request, Mr. Hussein, then the beneficial owner of 18.5% of the Company’s outstanding common stock, had not requested to be nominated as a director, exercised his cumulative voting rights, or requested that the Company make improvements in its corporate governance practices.  Following discussions with Mr. Razin, Mr. Hussein agreed to support Mr. Razin and to join the Board; provided that: (i) the Company agreed to terminate its  “poison pill” rights plan, to establish an independent Board to oversee the Company, and to adopt state-of-the-art corporate governance provisions; and (ii) Mr. Razin agreed to resign as CEO as soon as a replacement was found.  Mr. Hussein also recommended that Lawndale be a party to any agreement between Mr. Razin and Mr. Hussein.  On August 6, 1999, a memorandum of understanding was entered into among Lawndale, Mr. Hussein and the Company which put in place the provisions that Mr. Hussein had requested.

●
In March 2000, the Board unanimously approved the immediate termination of Mr. Razin’s employment with the Company and appointed Patrick Cline as interim CEO, until a new CEO was hired in July 2000. Although Mr. Razin ceased to be an employee, he continued to be, and remains, a member of the Board. The reason for Mr. Razin’s employment termination at this time, as well as an analysis of the Company’s performance and its corporate governance after its IPO in 1982 to 2000, is outlined in Mr. Hussein’s proxy statement of 2005.

●
In Mr. Hussein’s proxy statement of 2005, he stated his belief that Mr. Razin was asserting undue influence over the Board, beginning in August 2002, and that this influence resulted in poor corporate governance practices.  In particular, Mr. Hussein described a special meeting of the independent directors of the Company scheduled on June 2, 2004, in which the directors resolved unanimously to replace the Company’s outside counsel and hire an independent attorney to investigate the minutes of the Board and the recommendation on compensation to the Board by its outside counsel. On June 10, 2004, the Board met and resolved by a vote of 6 to 1 (with Mr. Razin dissenting)~~,~~ to adopt the above-referenced resolution previously adopted by the independent directors.  Although an independent counsel was engaged by the independent directors, the Company’s management failed to abide by that Board resolution~~,~~ by refusing to pay the retainer for the independent counsel.  Mr. Hussein also described certain actions taken by the Board after five new independent directors were elected to the Board in September 2004.  In late September 2004, the Board appointed the same outside counsel (which had previously been removed by the outgoing Board) as corporate counsel.  Shortly thereafter, in October 2004, the Board revised the Bylaw definition of independence and declared Mr. Razin an independent director.

●
In August 2006, after being approached by the Company, Mr. Hussein entered into a settlement agreement with the Company (the “Settlement Agreement”) pursuant to which the Company agreed to nominate Mr. Hussein’s nominees for election to the Board at the 2006 annual meeting of shareholders and the 2007 annual meeting of shareholders (together, the “2006/2007 Annual Meetings”).  Mr. Hussein, among other things, agreed to refrain from submitting any shareholder proposal or director nominations at the 2006/2007 Annual Meetings and to terminate his then-pending litigation concerning the election of directors at the 2005 annual meeting of shareholders. The Settlement Agreement provided that the Company would appoint as corporate counsel an independent, national law firm (which the Company’s then corporate counsel was not), which would be responsible for preparing Board and committee minutes.  The Settlement Agreement also provided that one-half of the members of each of the Board’s compensation and nominating committees would be Mr. Hussein’s nominees.  Although the Company did retain new corporate counsel, Mr. Razin continued to invite the Company’s prior corporate counsel to attend Board meetings.  When the new corporate counsel resigned shortly after it was retained, Mr. Razin recommended that the Company retain its prior counsel.  Mr. Hussein expressed his strong objections to the reappointment of the Company’s prior counsel, as he believed it violated the terms of the Settlement Agreement.  In addition, the attorney who had assisted Mr. Hussein in negotiating the Settlement Agreement argued that the intent of the agreement was being vitiated and that, as the agreement had been drafted by the Company’s lawyers, any ambiguities should be interpreted in favor of Mr. Hussein.  Mr. Hussein offered to enter into binding arbitration to resolve the dispute at Mr. Hussein’s cost, but the Company refused.

●
In 2008, Mr. Hussein delivered a letter to QSII announcing his intention to nominate six nominees for election to the Board and subsequently filed a proxy statement with the SEC in which he cited continued poor corporate governance practices of the Company and Mr. Razin’s failure to abide by the terms of the Settlement Agreement.  Mr. Hussein argued that the Board minutes continued to be inaccurate, incomplete, and misleading, and that Mr. Razin continued to set the agenda of the Board and control the preparation of the minutes in a manner which was not consistent with his status as an independent director.  At the 2008 annual meeting of shareholders, Mr. Hussein and Dr. Brennan were elected to the Board as a result of Mr. Hussein’s solicitation.

●
On November 10, 2011, Mr. Hussein filed an amendment to his Schedule 13D stating that he was deeply troubled by the deterioration in corporate governance at the Company.  Mr. Hussein expressed his concern that the state of corporate governance was having a detrimental effect on the Company’s operations because the Board was failing to perform its main function of exercising meaningful supervision over management and the Company.  Mr. Hussein stated that he considered resigning from the Board, but that such action would be an abdication of his commitment to the shareholders who have voted for him and would adversely affect his ability to safeguard the significant personal investment he has made in the Company.

●	On June 15, 2012, Mr. Hussein delivered a notice to the Company of his intention to nominate the Nominees to the Board at the Annual Meeting.

●	On June 18, 2012, Mr. Hussein issued a press release announcing his intention to nominate the Nominees to the Board at the Annual Meeting.

REASONS FOR THIS SOLICITATION

Mr. Hussein is soliciting your support to elect his Nominees at the Annual Meeting.  Mr. Hussein, the second largest shareholder of the Company and a current independent Board member, has nominated seven highly-qualified director nominees, including Dr. Murray Brennan, another current independent Board member, and Patrick Cline, the Company’s former President, Chief Strategy Officer and a director until his resignation in December 2011.  Mr. Cline joined the Company in 1996 as a result of the Company’s acquisition of Clinitec, which Mr. Cline co-founded.  Mr. Cline was President of Clinitec, which later became the Company’s NextGen Healthcare division, from its inception until he became the Company’s President in November 2009.  During the period from fiscal 2000 through fiscal 2009, NextGen’s annual revenues increased from $17.4 million to $229.7 million, while the Company’s total revenues increased from $36.4 million to $245.5 million, clearly illustrating that the NextGen division, under Mr. Cline’s leadership, has been the primary driver of the Company’s growth.  While the NextGen division grew over thirteen-fold, the remainder of the Company’s operations actually shrank by approximately 20% over the same nine-year period.

Mr. Hussein’s Nominees are, with the exception of Mr. Cline, undisputedly independent and will answer to all shareholders.  The Nominees will bring substantial strategic, operational, financial and investment experience to the Board and will work with management to address the challenges facing the Company to achieve the Company’s potential.

Mr. Hussein is deeply concerned that the governance of the Company is unduly influenced by the Company’s current Chairman of the Board, Sheldon Razin.

On numerous previous occasions, the latest being on November 11, 2011, Mr. Hussein has publicly disclosed his concerns about the structure of the Board and the Company’s corporate governance under the influence of the Company’s Chairman of the Board, Sheldon Razin.  Although Mr. Razin claims to be an independent director, Mr. Hussein has stated repeatedly to the Company, directly and through his counsel, and in public filings, his view that  the Board lacks truly independent oversight of the Company.  As a current independent director on the Board, Mr. Hussein is deeply troubled that Mr. Razin often presents what Mr. Hussein understands to be significant corporate actions for approval by the Board, with resolutions and underlying documentation prepared at Mr. Razin’s behest, without any prior notice to or direction by the Board.  In Mr. Hussein’s experience, every proposal brought to the Board by Mr. Razin has been approved by a majority of the Board.

Consider the following Board actions:

●
In September 2009, with only two days’ advance notice, a Board meeting was scheduled to discuss the creation of a new Chief Operating Officer (COO) position and the appointment of Philip Kaplan to the position.  Mr. Kaplan had been, until the time of his appointment, serving as an independent director and the Chairman of the Nominating Committee.  Included in the Board materials for the meeting was a proposed employment contract for Mr. Kaplan.  Not until the Board meeting did the full Board learn that Mr. Kaplan had resigned from the Board just prior to the meeting.  At the same meeting, without prior notice, a new agenda item was proposed to approve the appointment of Craig Barbarosh as a new director to fill the vacancy left by Mr. Kaplan’s resignation.  Mr. Hussein strongly objected to both appointments, expressing the following concerns:

o
Who determined Mr. Kaplan was the best choice for the new COO position, particularly in light of his being an independent director and the Chairman of the Nominating Committee, and authorized the Company’s corporate counsel to draft an employment agreement for Mr. Kaplan without first convening a meeting of the full Board to discuss his potential employment and the conflict of interest?

o	Who determined the terms of and negotiated Mr. Kaplan’s employment agreement when the full Board had not even met to discuss Mr. Kaplan’s potential employment?

o	What made Mr. Kaplan so confident that he would be appointed to the new COO position that he resigned from the Board before the issue of his employment was ever discussed by the full Board?

Mr. Hussein strongly objected to Mr. Barbarosh’s appointment as a new independent director because Mr. Hussein had not been given adequate notice to determine his qualifications and independence.  Mr. Hussein’s objections were not materially addressed, despite repeated letters to the Company’s counsel by Mr. Hussein’s attorney.

Less than a year later, at a Board meeting held on May 26, 2010, Mr. Razin introduced a new agenda item, not previously distributed to the Board, to create a new standing committee comprised of all independent directors including Mr. Hussein and Dr. Brennan, The Independent Directors Compensation and Executive Personnel Committee.  Mr. Razin indicated that the purpose of the new committee was to resolve any impasse among the members of the standing compensation committee of the Board, which at the time consisted of three directors.  It was unclear to Mr. Hussein why the new committee was necessary, since the standing compensation committee was comprised of three directors and, in the event of a deadlock, the compensation committee’s charter defaulted to the vote of the already existing standing committee of seven independent directors.  Despite Mr. Hussein’s objections, the creation of the new committee was approved by a majority of the Board.  Thereafter, in light of prior schedule conflicts of which Mr. Razin had been advised, Mr. Hussein and Dr. Brennan asked Mr. Razin whether there was any further material action to be taken by the Board.  Mr. Razin informed them, in the presence of other Board members and the Company’s corporate counsel, that no further material action would be taken that day. What Mr. Razin failed to disclose, however, was that a day earlier, Mr. Razin had met with three directors at the Company’s headquarters, together with outside counsel and an employment consultant, to discuss the termination of Mr. Kaplan as the Company’s Chief Operating Officer.  Mr. Hussein questions on what authority a non-executive Chairman can organize a meeting of half the Board and retain counsel and consultants to advise on a significant corporate action, without prior discussion and approval by the full Board.  Mr. Hussein thereafter learned that a meeting of the new committee was convened by Mr. Razin shortly after Mr. Hussein and Dr. Brennan departed from the Board meeting.  At the new committee meeting, Mr. Razin proposed the termination of Mr. Kaplan.  Without the input of Mr. Hussein or Dr. Brennan and without consulting or advising the Company’s CEO, Steven T. Plochocki, the new committee agreed that Mr. Kaplan should resign from his position at the Company.  Shortly thereafter, Mr. Kaplan resigned.  Mr. Hussein has the following concerns:

o
How could a new standing committee be created with more power than any other standing committee (e.g., with the power to terminate a senior management position) and then not have a requirement that all directors appointed to the committee be given proper notice before a meeting is convened?

o
How could Mr. Razin inform Mr. Hussein and Dr. Brennan, in the presence of other directors and the Company’s outside corporate counsel, that there would be no further material action taken that day and then shortly thereafter be allowed, with no protest from the other directors or the Company’s outside corporate counsel, to convene a meeting of the new committee and vote on the termination of the Company’s COO?

o
The new committee has not met since May 26, 2010.  Was this committee formed solely to allow the Chairman of the Board and certain other directors the ability to terminate a senior member of management without full Board discussion?

o
What message does this send to the Company’s senior management if a new committee can be created to terminate an employee without input from the Company’s CEO or all independent directors? Job security is high in the minds of senior management at any company.

●
Also in May 2010, Joseph Davis, a former independent director of the Company, brought to the Board’s attention the fact that Mr. Razin had, for the past seven years, signed forms certifying that he was a full-time employee of the Company in order to obtain coverage for himself and his wife under the Company’s health insurance plan.  Mr. Davis also brought to the attention of the Board certain allegations that Mr. Razin was using corporate funds for his personal benefit, without prior Board approval.  Mr. Davis introduced a Board resolution that was an agenda item for the meeting, which Mr. Hussein seconded, authorizing the Company to hire an independent third party to investigate the issue of Mr. Razin’s independence and the allegations made against him with respect to the misuse of corporate funds.  This resolution was voted down by a majority of the Board, including Mr. Razin, who did not abstain from the vote despite his conflict of interest.  The directors who voted against the resolution argued that such an investigation would be a waste of corporate funds. The same directors voted to delete the resolution and the vote count from the Board minutes.  In response, Mr. Hussein offered to use his personal funds to pay for the expense of the investigation, but a majority of the Board still rejected the resolution. Mr. Hussein is deeply troubled that Mr. Razin was allowed to vote on a resolution involving an investigation of his own independence and certain allegations made against him.  If Mr. Razin had abstained from voting, the independent directors would have been deadlocked.  Subsequently, Mr. Davis was not nominated for re-election to the Board at the next annual meeting of shareholders.

●
In response to the discovery that Mr. Razin for seven years had been falsely certifying that he was a full-time employee of the Company in order to obtain coverage for himself and his wife under the Company’s health insurance plan, Mr. Razin reimbursed the Company $75,000, which was represented to be the aggregate amount of health insurance premiums paid by the Company on Mr. Razin’s behalf.  The Company’s definitive proxy materials filed on July 1, 2011, state on page 39 that, in fiscal 2011, the Company’s audit committee was responsible for reviewing and approving transactions with related parties.   The materials further state that a related party transaction is one in which “the aggregate amount involved will or may be expected to exceed $30,000 in any calendar year, [the Company] is a participant, and any related party has or will have a direct or indirect interest.”  Mr. Razin and his spouse are related parties.  Mr. Hussein is not aware that the Company’s audit committee approved the $75,000 reimbursement by Mr. Razin to the Company.

        The incidents described above, as well as those described in Mr. Hussein's proxy materials in 2005 and 2008, call into question the Company's assertion that its "nominees are committed to continuing to improve and maintain the highest standards of corporate governance."  The Company has failed to refute any of the details of these events, to which there are many credible witnesses, including the present and former directors of the Company named above.  Mr. Hussein believes that a truly independent board would not allow these actions to take place.

Mr. Hussein is concerned that the Company’s financial results are being adversely affected by the Board’s failure to perform its main function of exercising meaningful oversight over the Company. In particular, Mr. Hussein is concerned that the current Board is failing to properly oversee the development and execution by senior management of a proposed strategic direction and resulting business plan for the Company or to evaluate the reasonableness of the assumptions underlying the budget.  Mr. Hussein is of the strong opinion that it is time for a change at the Board level.

Mr. Hussein strongly believes that the Board has failed to examine crucial issues facing the Company, negatively affecting the Company’s financial performance.

The Company’s proxy statement asks shareholders to support the Company’s slate of nominees, detailing the financial performance of the Company and expecting that financial performance to continue if the shareholders elect the Company’s nominees. However, the stock market represents the collective judgment of all market participants.  Shareholders have suffered an approximately 40% decline in the Company’s stock price from a close of $44.17 on July 11, 2011 to a close of $26.30 on July 9, 2012.  In Mr. Hussein’s view, a 40% drop in the Company’s stock price over the past twelve months is indicative of the market’s assessment of the Company’s financial performance.

As reported in numerous recent stories in the national media, market forces, including reduced reimbursements by government and private health plans, increased investment in electronic medical records systems, and the advent of accountable care organizations under the federal health care overhaul, are driving a new wave of consolidation in the health care industry as independent medical practices merge into major medical systems.  Consequently, health care providers are looking for combined inpatient-outpatient technology solutions, such as those currently offered by some of QSII’s competitors.  Yet, despite the objections of Mr. Hussein and Dr. Brennan that such a significant strategic and structural issue should be the subject of material discussion and debate by the Board, a majority of the directors approved the resolutions prepared at Mr. Razin’s instructions to implement his plan to reorganize NextGen into separate inpatient and ambulatory operating divisions.  In addition, a separate 5-member sales team is now servicing the Company’s new Hospital Solutions Division, rather than allowing NextGen’s experienced and well-respected sales team of more than 70 sales representatives to also service the Company’s inpatient space.  Mr. Hussein strongly disagrees with the changes in strategic direction recently taken by the Company and, as described in more detail below, believes that the Company’s revenues could be significantly higher if its inpatient and outpatient business units were integrated.   For example, publicly available reports by Zachs Equity Research published in the last seven weeks downgraded QSII to Underperform, noting “ growth of its pipeline metric has been on a falling trend along with progressively lower number of signed deals on a quarterly basis, ” while upgrading its competitor Cerner Corporation to Outperform, stating, “ We believe long-term investors may consider Cerner, which serves a sizeable installed inpatient base that requires composite, clinically-focused applications ” and has “ long-standing, integrated and seamless solutions for both inpatient and ambulatory settings. ”

Mr. Hussein believes his Nominees will be better equipped to work with management to consolidate the Company’s inpatient-outpatient solutions, consider capital raising strategies to fund accretive and strategic acquisitions, and expand the Company’s international footprint through strategic partnerships.  Mr. Hussein, in this proxy contest, is giving shareholders a distinct choice between the present Board whose actions are described above and a truly independent and distinguished Board that can face the challenges ahead to help the Company achieve its potential.

The Nominees have a strategic plan to maximize shareholder value.

It is Mr. Hussein’s strong opinion that a reconstituted Board with a majority of truly independent, highly-qualified and experienced directors, focused on reviewing all strategic options, is the best way to create value going forward.  If elected, the Nominees will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before the Board and will act in your best interests to maximize shareholder value, including to:

●
Support the Company’s new cloud-based architecture and integrated inpatient/ambulatory products and oversee the integration of the Company’s ambulatory business unit with its inpatient unit to better serve an increasingly integrated market and improve efficiency;

●
Institute shareholder friendly corporate governance reforms to ensure transparency and accountability to all shareholders, including to reform the nomination process for directors and elect a truly independent Chairman of the Board;

●	Enhance (but not replace) the management team with committed and talented managers and executives to reduce execution risk;

●	Improve margins through prudent capital allocations and cost controls, while still investing in appropriate areas of technology, product development, marketing and customer service;

●	Expand the Company’s focus on recurring revenue, including growth in consulting, revenue cycle management (RCM), and software-as-a-service models;

●	Explore larger, accretive and strategic acquisitions; and

●	Expand the Company’s international footprint through strategic partnerships and retention of global marketing and delivery teams.

Mr. Hussein asserts that a newly constituted Board comprised of a majority of truly independent and highly qualified directors will provide the necessary oversight of the Company to excel in competing with other companies in its industry.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of nine (9) directors whose terms expire at the Annual Meeting.  The Company has nominated eight (8) directors for election at the Annual Meeting.  For the reasons stated above, the Participants are seeking your support at the Annual Meeting to elect the Nominees in opposition to the Company’s director nominees.  Your vote to elect the Nominees will have the legal effect of replacing up to seven (7) directors of the Company with the Nominees.  If five (5) or more of the Nominees are elected, the Nominees will represent a majority of the members of the Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  With the exception of Mr. Hussein, who is a citizen of both Egypt and the United States of America, and Ian A. Gordon who is a citizen of the United Kingdom, the Nominees are citizens of the United States of America.

Ahmed D. Hussein (Age 71) has served as a director of the Company since 1999. Mr. Hussein is the Chairman of the Board of Directors of National Investment Company, Cairo, Egypt, a company he founded in 1996.  Mr. Hussein held several academic posts with the City College of New York and the American University in Cairo.  Mr. Hussein was the recipient of the Cairo University gold medal and a Fulbright scholarship.  Mr. Hussein served as a Senior Vice President of Dean Witter Reynolds from 1993 to 1996 and, earlier, served as an investment banker with several firms.  Mr. Hussein is a member of the board of trustees of the Six of October University.  Mr. Hussein holds a Bachelors degree in Electrical Engineering from Cairo University, a Masters of Science degree from the American University in Cairo, a Postgraduate degree in Statistics from Cairo University, a Masters of Science degree in Mathematics from the Polytechnic Institute of Brooklyn (New York), and a Doctorate degree in Electrical Engineering from the Polytechnic Institute of Brooklyn (New York).  Mr. Hussein’s extensive knowledge of technology and banking, coupled with his financial and leadership experience, enable him to provide valuable executive insights.  Mr. Hussein’s principal business address is 630 Fifth Avenue, Suite 2258, New York, NY 10111.

Murray F. Brennan, M.D. (Age 72) has served as a director of the Company since 2008. Dr. Brennan is Emeritus Chairman of the Memorial Sloan-Kettering Cancer Center’s Department of Surgery and previously served as its Chairman from 1985 to 2007. Dr. Brennan served as director of the American Board of Surgery, Chairman of the American College of Surgeons Commission on Cancer, President of the Society of Surgical Oncology, President of the American Surgical Association, and Vice President of the American College of Surgeons. Dr. Brennan is currently a member of the Institute of Medicine of the National Academy of Sciences. Dr. Brennan currently serves on the Board of Directors of ZIOPHARM Oncology, Inc. (NASDAQ:ZIOP), a publicly-held biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of cancer drugs to address unmet medical needs. Dr. Brennan also serves on the Board of Directors of the de Beaumont Foundation. Dr. Brennan’s extensive leadership experience and knowledge of the Company make him an ideal candidate for re-election to the Board.  Dr. Brennan’s principal business address is 1275 York Avenue, New York, NY 10065.

Patrick B. Cline (Age 51) is currently retired. From November 2009 until December 2011, Mr. Cline served as the President and Chief Strategy Officer of the Company. Mr. Cline was a co-founder of Clinitec (now NextGen Healthcare), which was acquired by the Company in 1996, and served as its President from its inception in January 1994 until he was appointed President of the Company in November 2009. Mr. Cline also served as a director from 2005 until his retirement and as the Company’s interim Chief Executive Officer from April 2000 to July 2000. Prior to co-founding Clinitec, Mr. Cline served from July 1987 to January 1994 as Vice President of Sales and Marketing with Script Systems, a subsidiary of InfoMed, a healthcare information systems company. Mr. Cline has held senior positions in the healthcare information systems industry since 1981. Mr. Cline’s leadership experience and service to the Company make him an asset to the Board.  Mr. Cline’s principal business address is 2707 York Ct., Southlake, TX 76092.

John “Jack” Mueller (Age 55) has been an independent business consultant since 2006.  Mr. Mueller has served as a director of Apex CoVantage, a private global process outsourcing concern, since 2008.  From 2007 to 2009, Mr. Mueller was a director and subsequently elected Chairman of the Compensation Committee of Centennial Communications Corporation (NASDAQ:CYCL), a provider of regional wireless and integrated communications services.  From 2007 to 2008, Mr. Mueller was the interim CEO of Connexion Technologies, a communications network company.  From 2006 to 2008, Mr. Mueller was Chairman of the Board and Chairman of the Nominating and Governance Committee of Idearc Inc. (NYSE: IAR), the publisher of Verizon Yellow Pages and Superpages.com, and served as the Chief Executive Officer briefly in 2008.  Mr. Mueller was Chief Executive Officer and President and a director of Valor Communications Group, Inc. (NYSE:VCG), a telecommunications company he took public in 2005, from 2004 to 2006.  He was President and Chief Operating Officer of Valor from 2002 to 2004.  Mr. Mueller’s past board experience also includes a position on the board of directors of the United States Telecom Association, a trade association that represents service providers and suppliers for the telecom industry.  Prior to Valor, Mr. Mueller spent 23 years at Cincinnati Bell Inc., serving in various positions including President, General Manager, and President and Chief Executive Officer of CBD, a Cincinnati Bell subsidiary.  Mr. Mueller has a Bachelor of Science degree in Marketing and Management from Northern Kentucky University and has completed an Executive Education Certification at the University of Cincinnati.  Mr. Mueller’s significant board and operating experience will enable him to provide valuable strategic and managerial insights. Mr. Mueller’s principal business address is 705 Chatham Court, Southlake, TX 76092.

John “Mike” McDuffie (Age 63), a retired Lieutenant General in the U.S. Army, has been the Vice President of Americas Services, Sales and Business Development covering the United States, Canada, and Latin America of Microsoft Corporation (NASDAQ:MSFT) (“MSFT”) since 2009.  Mr. McDuffie joined MSFT as the Vice President of U.S. Public Sector Services of MSFT in February 2006, a position he maintained until 2009.  From 2004 to 2006, Mr. McDuffie served as the Executive Vice President of Sales, Marketing, & Business Development of Telos Corporation (OTC:TLSRP), an information technology solutions company.   Mr. McDuffie was the President of the Information Systems Group, Anteon International (General Dynamics Information Technology), an information technology solutions company, from 2003 to 2004.  As the Director for Logistics of the Joint Chiefs of Staff from 1998 through 2001, Mr. McDuffie advised on critical logistics, engineering and medical issues and programs impacting the Department of Defense.  While a Lieutenant General, Mr. McDuffie oversaw the Joint Medical Community for the Department of Defense and was deeply involved in Military HealthCare Policy and execution.  Mr. McDuffie currently sits on the boards of directors of Enterworks Corporation, a business solutions company, Global Reach, a non-profit humanitarian organization, and the Association for Enterprise Information, a non-profit defense organization. Mr. McDuffie is an advisor to Our Military Kids, a non-profit humanitarian organization and served on the Hewlett Packard Advisory Board from 2004 through 2006.  Mr. McDuffie holds a M.S. in Logistics Management from the Florida Institute of Technology, and a B.S. in Aerospace Management from the Embry-Riddle Aeronautical University Industrial College of the Armed Forces.  Mr. McDuffie’s extensive leadership and strategy development experience, particularly in the technology field, would be invaluable to the Board.  Mr. McDuffie’s principal business address is 6831 Turnberry Isle Ct., Lakewood Ranch, FL 34202.

Thomas R. DiBenedetto (Age 63) has been the President of Boston International Group (“BIG”), an investment management firm, since 1983 and the President of Junction Investors Ltd., an affiliate of BIG and an investment management firm, since 1991. Since 2011, Mr. DiBenedetto has been the President and Chairman of the Board of AS Roma (BIT:ASR.MI), one of the leading global football clubs. Mr. DiBenedetto has been Chairman of the Board of Jefferson Watermann International, a business intelligence and government relations firm, since 1997.  Mr. DiBenedetto also serves as Chairman of Route 2 Digital, Inc., a company that incorporates sports, marketing, new media and technology for digital and video applications, and as a director of Alexander’s, Inc. (NYSE:ALX), a real estate investment trust and affiliate of Vornado Realty, Inc., one of the largest real estate companies in the United States.  Mr. DiBenedetto previously worked as an investment banker with Morgan Stanley & Co., Salomon Brothers, Inc. and Allen & Company, Incorporated.  Mr. DiBenedetto also served on the board of directors of NWH, Inc. and its subsidiary, Electronic Network Systems, Inc., which was one of the original companies in the paperless data management industry for healthcare.  Mr. DiBenedetto is a partner in the Boston Red Sox baseball club.  Mr. DiBenedetto is a member of the Board of Trustees of Trinity College, the Boston Biomedical Research Institute, Inc., Kents Hill School, the Nahant Preservation Trust, and the Ted Williams Museum in Florida. Mr. DiBenedetto received a Bachelor of Arts degree with honors in Economics from Trinity College and a Master of Business Administration from the Wharton School, University of Pennsylvania.  Mr. DiBenedetto’s over 40 years in investment banking, his experience as an investor, and his previous service on several boards make him especially qualified to contribute financial know-how and leadership to the Board.  Mr. DiBenedetto’s principal business address is 151 Tremont Street, #10L, Boston, MA 02111.

Ian A. Gordon (Age 66) is a Chartered Accountant and entrepreneur who has focused on developing residential and commercial real estate and investment properties in the United Kingdom since 2001. From 1981 to 2001, Mr. Gordon served as the CEO and Financial Controller of Atlantic Estates PLC, a property investment and development company focusing on Retail and Commercial projects.  Mr. Gordon operated his own private professional practice specializing in international taxation, financial planning, forensic accounting and corporate and individual matters from 1974 to 1981.  Mr. Gordon received a BSc in economics from the London School of Economics (London University) and was qualified and appointed as a Fellow of The Institute of Chartered Accountants in England and Wales on July 6, 1977, which is the equivalent of being a certified public accountant.  If elected, Mr. Gordon will bring a wealth of taxation and accounting expertise to the Board.  Mr. Gordon’s principal business address is 5 Elm Tree Close, St. Johns Wood, London NW8 9JS, United Kingdom.

As of the date hereof, Mr. Hussein beneficially owns 9,333,700 Shares.  Dr. Brennan owns 12,500 Shares, which includes 7,500 Shares underlying options.  None of the other Nominees directly owns any Shares.  Each of the Nominees disclaims being a member of a group with each other as a result of Mr. Hussein’s nomination of the Nominees for election to the Board at the Annual Meeting, their efforts to solicit proxies, or otherwise.  For information regarding purchases and sales during the past two years by Mr. Hussein and the other Nominees of securities of the Company, see Schedule I.

Mr. Hussein has entered into a letter agreement with Mr. Cline pursuant to which he agreed to indemnify Mr. Cline from and against claims arising from this solicitation and any related transactions.

Other than as stated herein, there are no arrangements or understandings between any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Other than Mr. Cline, each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

The Participants do not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In addition, the Participants reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  The Participants reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Participants that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

THE COMPANY’S PROPOSAL TO APPROVE THE NON-BINDING ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION, OFTEN REFERRED TO AS “SAY ON PAY”

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to cast a non-binding advisory vote to approve the compensation of the Company’s named executive officers.  The Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of its named executive officers, as disclosed in the Company’s proxy statement for its annual meeting of shareholders held on August 16, 2012 (or any adjournments or postponements of the annual meeting) pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis section, the tabular disclosures regarding executive compensation and the accompanying narrative disclosures set forth in the proxy statement.”

According to the Company’s proxy statement, your vote on this proposal is advisory and non-binding .  Please refer to the Company’ s proxy statement for additional discussion of this proposal .

THE PARTICIPANTS MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL. MR. HUSSEIN INTENDS TO VOTE HIS SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.  IF YOU SIGN THE GOLD PROXY CARD BUT DO NOT SPECIFY ANY SPECIFIC CHOICE RELATED TO PROPOSAL NO. 2, YOUR SHARES WILL BE VOTED “ABSTAIN” WITH RESPECT TO THIS PROPOSAL.

PROPOSAL NO. 3

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013.   Please refer to the Company ’ s proxy statement for additional discussion of this proposal.

THE PARTICIPANTS DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2013.  MR. HUSSEIN INTENDS TO VOTE HIS SHARES “FOR” THIS PROPOSAL.  IF YOU SIGN THE GOLD PROXY CARD BUT DO NOT SPECIFY ANY SPECIFIC CHOICE RELATED TO PROPOSAL NO. 3, YOUR SHARES WILL BE VOTED “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, Mr. Hussein believes that the only outstanding classes of securities of QSII entitled to vote at the Annual Meeting are the Shares.

Each shareholder will be entitled to one vote, in person or by proxy, for each Share held of record on the Record Date, except that all shareholders have cumulative voting rights in the event any shareholder gives notice prior to the voting of an intention to cumulate his, her or its votes in the election of directors. We have given notice to QSII of our intention to cumulate our votes in the election of directors. As a result, shareholders entitled to vote at the Annual Meeting may cumulate their votes in the election of directors. Cumulative voting means that a shareholder has the right to give any one candidate whose name has been properly placed in nomination prior to the voting a number of votes equal to the number of directors to be elected multiplied by the number of Shares such shareholder would otherwise be entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the shareholder may wish.

A proxy marked “ FOR ALL EXCEPT   NOMINEE(S) WRITTEN BELOW ” may only be voted for the Nominees for whom you have not otherwise specifically withheld authority to vote and, unless you instruct otherwise, the proxy holder may allocate the votes among them as he determines; a proxy marked “ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES ” may not be voted for any of the Nominees; and a proxy marked “ FOR ALL NOMINEES ” may be voted for all of the Nominees and, unless you instruct otherwise, the proxy holder may allocate the votes among them as he determines. In exercising discretion with respect to cumulating votes, the proxy holder may cumulate and cast the votes represented by your proxy for any of our Nominees as to whom you have not otherwise withheld authority.

For example, if you own 100 Shares, you may grant a proxy with respect to shares representing 900 cumulative votes.  If you mark “ FOR ALL EXCEPT   NOMINEE(S) WRITTEN BELOW ” and write the name of one of our Nominees, the proxy holder may cast the 900 votes for any or all of our other six Nominees; moreover, of those other Nominees, the proxy holder may allocate the 900 votes among them as he determines, such that the Nominees may receive unequal portions of the 900 votes or one or more of the Nominees may receive no votes.

Because we have given notice of our intention to cumulate votes, unless you specifically instruct otherwise, the proxy holder may vote the proxies solicited hereby in such manner as to provide for the election of the maximum number of the Nominees (for whom authority is not otherwise specifically withheld), including, without limitation, determining the prioritization of such Nominees to whom such votes may be allocated. Although we will endeavor to elect all seven Nominees, if it is necessary for us to prioritize among the Nominees and allocate votes, we intend, to the extent consistent with the maximization of the number of our Nominees to be elected, to prioritize election of our Nominees in the order listed under “Proposal No. 1--Election of Directors” beginning on page 11 of the Proxy Statement.

If you grant a proxy to us and have not specifically instructed otherwise, your shares will be voted at the discretion of the proxy holder with respect to all of your shares (for whom authority is not otherwise specifically withheld). If you wish to exercise your own discretion as to allocation of votes among our Nominees, and you are a record holder of shares, you will be able to do so by attending the meeting and voting in person, by appointing another person as your representative to vote on your behalf at the meeting, or by providing us with specific instructions as to how to allocate your votes.

If you wish to provide vote allocation instructions, you must submit a proxy card by mail and should hand mark the number of votes you wish to allocate to any particular Nominee next to the name of such Nominee on the enclosed GOLD proxy card. You do not need to check the “FOR ALL NOMINEES” box to allocate votes among all of the Nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holder will retain discretionary authority to cast your remaining votes, other than for any Nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box.  If you provide vote allocation instructions for more than the number of votes that you are entitled to cast, the proxy holder will subtract the excess votes from the Nominee or Nominees to whom you have allocated the fewest votes.

Any shareholder who holds shares in street name and desires to specifically allocate votes among the Nominees may do so by either informing the shareholder’s broker, trustee or other representative of the shareholder’s desire to attend the annual meeting and requesting a legal proxy to attend the meeting, or by providing the broker, trustee or other representative with instructions as to how to allocate votes among Nominees. Because each broker, trustee or other representative has its own procedures and requirements, a shareholder holding shares in street name who wishes to allocate votes to specific Nominees should contact its broker, trustee or other representative for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

Any shareholder that has any questions regarding the procedures for specifically allocating votes among Nominees may call our proxy solicitor, AST Phoenix Advisors, at 1-800-581-4729.

You are being asked to elect the Nominees. Although there are nine positions to be voted on at the Annual Meeting, Shareholders who return the GOLD proxy card will only be able to vote for Mr. Hussein’s seven (7) Nominees and will not have the opportunity to vote for the two (2) other seats up for election at the Annual Meeting. There is no assurance that any of the nominees of Quality Systems will serve as Directors if any of the Nominees are elected to the Board. If you vote using the GOLD proxy card, you will not be able to vote for any of the Quality Systems nominees for director.  You can only vote for the Company’s nominees by signing and returning a proxy card provided by QSII.  Mr. Hussein intends to vote all of his Shares in favor of the Nominees in accordance with the objectives of maximizing Nominees elected and prioritization described above.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, ABSTAIN on the Say on Pay Proposal, and FOR the ratification of the appointment of PricewaterhouseCoopers LLP, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

QUORUM; DISCRETIONARY VOTING

The presence at the Annual Meeting, in person or by proxy, of the holders of at least a majority of the outstanding Shares on the Record Date is required to constitute a quorum for the transaction of business at the Annual Meeting.   Votes withheld for director nominees and abstentions on the other proposals to be considered at the Annual Meeting will be counted in determining whether a quorum has been reached, but the failure to execute and return a proxy will result in a shareholder not being considered present at the meeting. Broker non-votes will be counted as present for purposes of determining the existence of a quorum.

Shares held by brokerage firms, bank nominees or other institutions (i.e. in “street name”) may not be voted by such brokerage firms, bank nominees or other institutions on the proposal to elect directors or the Say on Pay Proposal unless the beneficial owners of such Shares provide them with instructions on how to vote.  Shares held by brokerage firms, bank nominees or other institutions may be voted by such brokerage firms, bank nominees or other institutions on the proposal to ratify the appointment of PricewaterhouseCoopers LLP if the beneficial owners of such Shares do not provide them with instructions on how to vote.  If your Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person responsible for your account and give instructions for a proxy to be issued so that your Shares will be represented at the 2012 Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Election of Directors.  Only nine directors may be elected at the Annual Meeting. The directors elected will be the nine nominees that receive the highest number of “FOR” votes cast at the Annual Meeting by shareholders present, in person or by proxy, and entitled to vote. Abstentions and broker non-votes will have no effect on the election of directors.

Shareholders should indicate a vote “FOR” the Nominees or a “WITHHOLD” vote with respect to the Nominees, as provided on the proxy card.  A properly executed proxy marked “WITHHOLD” with respect to the election of one or more Nominees will not be voted with respect to the person or persons indicated, although it will be counted for purposes of determining whether there is a quorum. See page 17 for a discussion of the effect of cumulative voting.

Say on Pay Proposal.  The vote presented in Proposal 2 is an advisory vote, and therefore, is not binding on the Company, its Compensation Committee or the Board.  According to the Company’s proxy statement, this proposal will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of common stock present in person or represented by proxy and voting on the proposal and (ii) the affirmative vote of a majority of the quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against the proposal. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.

Vote required for the ratification of the appointment of PricewaterhouseCoopers LLP.  According to the Company’s proxy statement, this proposal will be considered approved if the vote constitutes both: (i) the affirmative vote of a majority of common stock present in person or represented by proxy and voting on the proposal and (ii) the affirmative vote of a majority of the quorum. For purposes of this proposal, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against the proposal. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Mr. Hussein in care of AST Phoenix Advisors at the address set forth on the back cover of this Proxy Statement or to the Company at 18111 Von Karman Avenue, Suite 700, Irvine, California 92612, or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, Mr. Hussein requests that either the original or photostatic copies of all revocations be mailed to Mr. Hussein in care of AST Phoenix Advisors at the address set forth on the back cover of this Proxy Statement so that Mr. Hussein will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, AST Phoenix Advisors may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Mr. Hussein has entered into an agreement with AST Phoenix Advisors for solicitation and advisory services in connection with this solicitation, for which AST Phoenix Advisors will receive a fee not to exceed $50,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  AST Phoenix Advisors will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Mr. Hussein has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Mr. Hussein will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that AST Phoenix Advisors will employ up to 15 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Mr. Hussein. Costs of this solicitation of proxies are currently estimated to be approximately $___________.  Mr. Hussein estimates that through the date hereof the aggregate expenses in connection with this solicitation total approximately $_____.  Mr. Hussein intends to seek reimbursement from the Company of all expenses he incurs in connection with this solicitation.  Mr. Hussein does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

Mr. Hussein and the other Nominees are the Participants in this solicitation.  The principal occupation of Mr. Hussein is serving as the Chairman of the Board of Directors of National Investment Company, Cairo, Egypt, a company he founded in 1996.

As of the date hereof, Mr. Hussein beneficially owns 9,333,700 Shares ; all the Shares are pledged as collateral for margin accounts he has with various brokerage firms .  Dr. Brennan beneficially owns 12,500 Shares, which includes 7,500 Shares underlying options.  Except for Mr. Hussein and Dr. Brennan, none of the other Nominees own any Shares.   Each of the Nominees and Mr. Hussein disclaims being a member of a group as a result of Mr. Hussein’s nomination of the Nominees for election to the Board at the Annual Meeting, their efforts to solicit proxies, or otherwise.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which the Participants in this solicitation or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as set forth below, with respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Mr. Mueller served as Chairman of the Board from 2006 to 2008 and as Chief Executive Officer of Idearc Inc. for approximately 8 days in 2008.  Idearc Inc. filed for bankruptcy in 2009, approximately one (1) year after Mr. Mueller had resigned from the Board.

Mr. Cline was a director and the President and Chief Strategy Officer of the Company from November 2009 until December 2011. On July 29, 2011, Mr. Cline and the Company entered into a Separation Agreement and General Release of All Claims (“Retirement Agreement”) concerning Mr. Cline’s resignation from the Company.  Under the terms of the Retirement Agreement, Mr. Cline received all unpaid base salary and a pro-rata bonus payment equal to two-thirds of the cash bonus amount the Company would have paid to Mr. Cline under the Company’s 2012 Compensation Program.  Mr. Cline also forfeited all outstanding and unexercised stock options.  Accordingly,   during the Company’s last fiscal year, Mr. Cline received compensation from the Company consisting of approximately $1,130,056.  As of the date hereof, Mr. Cline does not directly own any shares of Common Stock.  He remains subject to a Separation Agreement and General Release of All Claims agreement with the Company.

For service as a director on the Board during the last fiscal year, each of Dr. Brennan and Mr. Hussein received (1) $80,000 in cash compensation, and (2) stock awards valued at $79,300.  Each of Dr. Brennan and Mr. Hussein have been granted options pursuant to the Company’s prior option arrangements.  Dr. Brennan currently serves on the compensation committee of the Board.

Kim Cline, Executive Vice President, Professional Services, of NextGen Healthcare, a subsidiary of the Company, is the sister of Mr. Cline.  Kim Cline earned approximately $308,865 in salary and bonus for the fiscal year 2011.

OTHER MATTERS

The Participants are unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Participants are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as a proxy on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, the Company has two separate and distinct rules concerning the timing of submission of shareholder proposals:

SEC Regulation.  Pursuant to Rule 14a-8 of the SEC, proposals by shareholders that are intended for inclusion in the Company’s proxy statement and proxy and to be presented at the Company’s next annual meeting must be received by the Company by March 1, 2013, in order to be considered for inclusion in the Company’s proxy materials. Such proposals should be addressed to the Company’s Secretary and may be included in next year’s proxy materials if they comply with certain rules and regulations of the SEC governing shareholder proposals.

Company Bylaws.  Under the Company’s Bylaws, for all proposals by shareholders (including nominees for director) to be timely, a shareholders’ notice must be delivered to, or mailed and received at, the Company’s principal executive offices not less than 60 days nor more than 120 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than 70 days’ notice or public disclosure of the date of the scheduled annual meeting is given or made, then notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public disclosure was made. The shareholder notice must also comply with certain other requirements set forth in the Company’s Bylaws, a copy of which may be obtained by written request delivered to the Company’s Secretary.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2013 annual meeting of shareholders is based on information contained in the Company’s proxy statement.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

MURRAY F. BRENNAN, M.D.1

1,000	08/11/2010

PATRICK B. CLINE

15,000	02/01/2011
(10,000)	02/01/2011
45,000	05/31/2011
7,736	06/10/2011
(7,736)	06/10/2011
32,014	06/27/2011
3,000	06/27/2011
(53,764)	06/27/2011
1,500	06/30/2011
(3,000)	11/28/2011

THOMAS R. DIBENEDETTO

None.

IAN A. GORDON

None.

1 Represents award of restricted stock units. Dr. Brennan has not made any purchases or sales in the Shares during the past two (2) years.

I-1

AHMED D. HUSSEIN2

1,000	08/11/2010
1,000	08/11/2011
2,500	08/18/2011
5,000	08/18/2011
5,000	08/18/2011
20,000	08/18/2011
14,000	08/18/2011
2,500	11/10/2011

JOHN M. MCDUFFIE

None.

JOHN J. MUELLER

None.

2
Mr. Hussein has not made any direct purchases or sales in the Shares during the past two years.  The transactions reported here are the result of acquisitions of Shares due to the exercise of options under the Company’s director compensation plan, as reported in Form 4s filed with the SEC.

I-2

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on July 13, 2012, with the addition of footnote 11.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

Except as otherwise indicated in the related footnotes, the following table sets forth information with respect to the beneficial ownership of our common stock as of the record date, June 18, 2012, by:

●	each of our directors and director nominees;

●	each of our “named executive officers” identified in the “Summary Compensation Table for Fiscal Year Ended March 31, 2012” contained in this proxy statement;

●	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.  To our knowledge, unless indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Except as indicated in the footnotes to the table below, shares of common stock underlying options, if any, that currently are exercisable or are scheduled to become exercisable for shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership is based on 59,342,817 shares of common stock outstanding as of the record date, June 18, 2012.

Unless otherwise indicated, the address of each of the beneficial owners named in the table is c/o Quality Systems, Inc., 18111 Von Karman Avenue, Suite 700, Irvine, California 92612.  Messrs. Barbarosh, Bristol, Pflueger, Plochocki, Razin and Rosenzweig and Ms. Spivack are current directors of our company and are director nominees.  Messrs. Hussein and Brennan are current directors but, for reasons described above under the discussion of Proposal No. 1, Election of Directors, were not renominated for election as directors.  Mr. Davis, who is not a current director, is a director nominee.  Messrs. Plochocki, Holt, Decker, Neufeld and Sandler are our named executive officers.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percent of Common Stock Beneficially Owned
Sheldon Razin	10,209,010	(1)	17.2%
Ahmed D. Hussein	9,333,700	(11)	15.7%
Craig A. Barbarosh	5,542		*
Murray F. Brennan, M.D.	12,500	(2)	*
George H. Bristol	13,250	(3)	*
Mark H. Davis	—		—
D. Russell Pflueger	35,250	(4)	*
Steven T. Plochocki	12,800	(5)	*
Lance Rosenzweig	—		—
Maureen A. Spivack	3,000		*
Scott Decker	32,600	(6)	*
Paul A. Holt	9,900	(7)	*
Donn E. Neufeld	9,464	(8)	*
Monte Sandler	7,534	(9)	*
All directors and executive officers as a group (16 persons)	19,697,650	(10)	33.1%
_________________

II-1

*	Represents less than 1.0%.

(1)	Includes 27,500 shares underlying options.

(2)	Includes 7,500 shares underlying options.

(3)	Includes 7,500 shares underlying options.

(4)	Includes 27,500 shares underlying options.

(5)	Includes 4,800 shares underlying options.

(6)	Includes 23,600 shares underlying options.

(7)	Includes 2,400 shares underlying options.

(8)	Includes 3,600 shares underlying options.

(9)	Includes 4,634 shares underlying options.

(10)	Includes 120,134 shares underlying options.

(11)	All the Shares listed are pledged as collateral for margin accounts with various brokerage firms.

II-2

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give Mr. Hussein your proxy FOR the election of Mr. Hussein’s Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact AST Phoenix Advisors at the address set forth below.

AST Phoenix Advisors
110 Wall Street, 27th floor
New York, NY 10005
Shareholders call toll-free: (800) 581-4729
Banks and Brokers call collect:  (212) 493-3910

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JULY 18, 2012

GOLD PROXY CARD

QUALITY SYSTEMS, INC.

2012 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY AHMED D. HUSSEIN AND THE OTHER PARTICIPANTS

THIS SOLICITATION IS BEING MADE IN OPPOSITION TO THE BOARD OF DIRECTORS OF QUALITY SYSTEMS, INC.

P       R       O       X       Y

The undersigned appoints Mr. Hussein and _____________, attorneys and agents with full power of substitution to vote all shares of common stock of Quality Systems, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Shareholders of the Company scheduled to be held at The Marriott Hotel located at 18000 Von Karman Avenue, Irvine, California 92612 at 1:00 p.m., local time, on Thursday, August 16, 2012, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxy, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxy or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Hussein a reasonable time before this solicitation.  Shareholders have the right to vote cumulatively in Proposal No. 1 and, unless otherwise instructed, the shares represented by this Proxy will be voted cumulatively in favor of one or more of the Nominees, at the proxy holders’ sole discretion, in order to elect as many of the Nominees as possible and, consistent with such maximization, to prioritize the election of our Nominees in the order listed on the reverse side.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 3 AND “ABSTAIN” ON PROPOSAL 2.

UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO CUMULATE VOTES FOR ANY OR ALL OF MR. HUSSEIN’S NOMINEES FOR ELECTION AS DIRECTORS FOR WHICH AUTHORITY TO VOTE HAS NOT BEEN WITHHELD. AS DESCRIBED IN THE PROXY STATEMENT, THE PROXY HOLDER INTENDS TO VOTE THE PROXIES SOLICITED HEREBY IN SUCH A MANNER AS TO PROVIDE FOR THE ELECTION OF THE MAXIMUM NUMBER OF OUR NOMINEES AND, TO THE EXTENT NECESSARY AND CONSISTENT WITH SUCH MAXIMIZATION, TO PRIORITIZE THE ELECTION OF OUR NOMINEES IN THE ORDER LISTED ON THE REVERSE SIDE.

IF YOU WISH TO PROVIDE VOTE ALLOCATION INSTRUCTIONS, YOU MUST SUBMIT THE PROXY CARD BY MAIL AND SHOULD HAND MARK THE NUMBER OF VOTES YOU WISH TO ALLOCATE TO ANY PARTICULAR NOMINEE NEXT TO THE NAME OF SUCH NOMINEE. YOU DO NOT NEED TO CHECK THE “ FOR ALL NOMINEES ” BOX TO ALLOCATE VOTES AMONG ALL OF THE NOMINEES. IF YOU PROVIDE VOTE ALLOCATION INSTRUCTIONS FOR LESS THAN ALL OF THE VOTES THAT YOU ARE ENTITLED TO CAST, THE PROXY HOLDER WILL RETAIN DISCRETIONARY AUTHORITY TO CAST YOUR REMAINING VOTES, OTHER THAN FOR ANY NOMINEE FOR WHOM YOU HAVE WITHHELD AUTHORITY BY MARKING THE “ FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW ” BOX.  IF YOU PROVIDE VOTE ALLOCATION INSTRUCTIONS FOR MORE THAN THE NUMBER OF VOTES THAT YOU ARE ENTITLED TO CAST, THE PROXY HOLDER WILL SUBTRACT THE EXCESS VOTES FROM THE NOMINEE OR NOMINEES TO WHOM YOU HAVE ALLOCATED THE FEWEST VOTES.

NOTE: IF YOU HOLD YOUR SHARES IN STREET NAME AND WISH TO PROVIDE VOTE ALLOCATION INSTRUCTIONS, YOU MUST CONTACT YOUR BROKER, TRUSTEE OR OTHER REPRESENTATIVE FOR INSTRUCTIONS.

IF ANY OF THE NOMINEES NAMED IN PROPOSAL 1 DECLINES OR IS UNABLE TO SERVE AS A DIRECTOR, THE PROXY HOLDER SHALL HAVE THE AUTHORITY TO VOTE FOR ANY OTHER PERSON WHO MAY BE DESIGNATED BY THE PARTICIPANTS AS A SUBSTITUTE.

Although there are nine positions to be voted on at the Annual Meeting, this proxy cannot be used to vote for more than seven nominees. There is no assurance that any of the nominees of Quality Systems will serve as Directors if any of the Nominees are elected to the Board. If you vote using this proxy, you will not be able to vote for any of the Quality Systems nominees for director.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 3 AND “ABSTAIN” ON PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

The Participants’ Proxy Statement and this GOLD proxy card are available at
_____________________________

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

THE PARTICIPANTS RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

[X] Please mark vote as in this example

1.	ELECTION OF DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Ahmed D. Hussein Murray F. Brennan, M.D. Patrick B. Cline John J. Mueller Lieutenant General (Ret) John M. McDuffie Thomas R. DiBenedetto Ian A. Gordon	[ ]	[ ]	[ ] ______________ ______________

2.	THE COMPANY’S PROPOSAL TO APPROVE THE NON-BINDING ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION, OFTEN REFERRED TO AS “SAY ON PAY”:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2013:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.  If no direction is made, this Proxy will be voted “For” Proposals No. 1 and No. 3 and “Abstain” with respect to Proposal No. 2.  Unless vote allocation instructions are provided , this proxy confers discretionary authority upon the proxy holder to cumulate votes in favor of one or more of the Nominees, at the proxy holder ’ s sole discretion, in order to elect as many of the Nominees listed above as possible.  The shares represented by this Proxy will not be cumulated with respect to any Nominee for whom the authority to vote has been withheld.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.